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                              April 30, 2021

       Humera Afzal
       Chief Financial Officer
       Membership Collective Group Inc.
       515 W. 20th Street
       New York, New York 10011

                                                        Re: Membership
Collective Group Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Amendment No. 1
                                                            Submitted on April
7, 20201
                                                            CIK No. 0001846510

       Dear Ms. Afzal:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 submitted April 7, 2021

       General

   1.                                                   Please explain
references to profits such as "growing     profit sustainably" (p. 9), "our
                                                        profitable
international expansion" (p. 10), "SoHo House     drives the majority of our

                                                        profit" (p. 80), in
light of the net losses to date.
   2. Please fill in the summary compensation table, as required by Item 402 of Regulation S-K, and disclose whether
the executive compensation will change as a result of becoming a public company. If so,
please discuss. Please also fill in the beneficial ownership table as required by Item 403 of
Regulation S-K.
 Humera Afzal
FirstName   LastNameHumera
Membership    Collective Group Afzal
                               Inc.
Comapany
April       NameMembership Collective Group Inc.
       30, 2021
April 230, 2021 Page 2
Page
FirstName LastName
3. We note the table on pages 5, 83 and 124 reflects total membership. Please provide separately the SoHo House Members for the same periods.
Predecessor, page iii

4. We note that immediately prior to the consummation of this offering, certain existing stockholders of Soho House Holdings Limited will exchange their equity interests in Soho
         House Holdings Limited for a number of shares of Class A common stock or Class B common stock of Membership Collective Group Inc. Please provide us with your detailed analysis of how you will account for this transaction. Please cite the applicable accounting guidance in your response.
5. In addition to the above, please tell us what consideration you gave to providing pro forma financial statements reflecting the transaction.
Risk Factors, page 30

6. We note the disclosures on page 114 and F-12 about the financial statements being prepared assuming the company will continue as a going concern. Please add a risk factor.
Non-GAAP Financial Measures, page 100

7. We note that your adjusted EBITDA measure includes an adjustment for other expenses, net, which represents operating expenses that are outside the normal scope of your ordinary activities or non-cash items. Please expand your discussion in footnote (4) to provide further details on the expense items included in this adjustment. For example, for fiscal year ended January 3, 2021, you only provide an explanation for $13,369 of the
         $27,766 total adjustment amount.
Business, page 121

8. We note the statement on page 127 that "our Membership Revenues have grown from
         19% of Total Revenues in fiscal 2016 to 46% of Total Revenues in fiscal 2020 representing a 24% CAGR over that time period." It appears that the 46% for 2020 is due to the significant decrease in in house and other revenues due to Covid-19, rather than a sustainable growth in revenues as a percent of total revenues. Please revise to clearly disclose the impact of Covid-19 on this figure.
9. We note the disclosure on page 129 that you "target stabilized average revenues of
         $20 million to $30 million, House-Level Contribution Margins of 20% to 30% and cash-
         on-cash returns in excess of 50% once membership reaches a level that we consider normalized based on the size of the House." Please clarify whether you have achieved these targets as it relates to any of your Houses and if so, whether such results have been sustained and how these targets reconcile with results to date. Please also clarify these figures in light of the net losses and negative cash flow from operations to date.
 Humera Afzal
Membership Collective Group Inc.
April 30, 2021
Page 3
10. We note the statement on page 136 that typically applicants who are offered membership from the waitlist accept. Please clarify the percent of wait list applicants that become members.
11. Please revise the disclosure on page 138 to add disclosure about the average daily occupancy rate and average room rate for the fiscal 2020. Also, clarify whether these figures include the two stand alone hotels referenced on page 142. Certain Relationships and Related Party Transactions, page 168

12. Please identify the owner with whom GHWHI LLC is affiliated. Please identify the
       owners who had previously provided the company with   19 million in
loans. Please
       identify the owners of the company who are also owners of Quentin Partners Limited.
       Please identify the owner whose family member runs Sevengage Limited and identify the family member. See Item 404(a)(1) of Regulation S-K.
Index to Consolidated Financial Statements, page F-1

13. Please revise to include the audited financial statements of Membership Collective Group
       Inc., the registrant, or tell us why you believe their exclusion is appropriate. Refer to Rule
       3-01(a) of Regulation S-X.
Item 15. Recent Sales of Unregistered Securities, page II-2

14. Please provide the disclosure required by Item 701 of Regulation S-K for the past three years. We note the Consolidated Statements of Changes in Redeemable Shares and
       Shareholders    Deficit Table reflect issuances of class A and C
ordinary shares. We also
       note the share based compensation discussed in footnote 14 and the convertible preference shares in footnote 23.
        You may contact William Demarest at 202-551-3432 or Isaac Esquivel at 202-551-3395
if you have questions regarding comments on the financial statements and related matters. Please contact Pam Howell at 202-551-3357 or Brigitte Lippmann at 202-551-
3713 with any other questions.



                                                              Sincerely,
FirstName LastNameHumera Afzal
                                                              Division of
Corporation Finance
Comapany NameMembership Collective Group Inc.
                                                              Office of Real
Estate & Construction
April 30, 2021 Page 3
cc:       Robert A. Ryan, Esq.
FirstName LastName